BC-MN-HO4N

800 Nicollet Mall

Minneapolis, MN 55402

April 5, 2016

VIA EDGAR

Ms. Elizabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	First American Funds, Inc.
SEC File Nos. 002-74747 and 811-03313
Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 75) filed with the Securities and Exchange Commission (“SEC”) on February 5, 2016

Dear Ms. Bentzinger:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff by telephone on March 16, 2016, regarding the above-referenced amendment to the registration statement for First American Funds, Inc. (“FAF”) related to the addition of a new share class, Class X shares, for Government Obligations Fund, Prime Obligations Fund, and Treasury Obligations Fund (each a “Fund” and, collectively, the “Funds”), each a series of FAF. Following is our response to the comments, which appear in bold-face type below.

General Comments

1.	Please include all series and class identifiers in the update to the registration statement.

We have included the series and class identifiers in the registration statement filed today pursuant to Rule 485(b) of the Securities Act of 1933 (the “Registration Statement”).

Prospectus Comments

1.	In the narrative expense example disclosure for each fund, please state that the expenses apply whether the investor redeems or hold shares.

The following language has been added to the narrative disclosure in the expense example for each Fund:

You would incur these hypothetical expenses whether or not you redeem your investment at the end of the given period.

2.	For Government Obligations Fund and Treasury Obligations Fund, please reconcile the language under the Principal Investment Strategies section of the prospectus which states that each fund will “invest exclusively” in U.S. government securities, U.S. Treasury securities, or repurchase agreements secured by such securities, as applicable, with the disclosure on page 4 of the statement of additional information (“SAI”) which states that each fund “invests at least 80% of its assets in the same securities.

Pursuant to Rule 35d-1 of the Investment Company Act of 1940 (the “Investment Company Act”), both Government Obligations Fund and Treasury Obligations Fund have adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in the particular types of investments suggested by the Funds’ names (the “Name Policy”). The SAI disclosure referred to in this comment recites each Fund’s Name Policy. As a matter of practice, and as stated in the “Principal Investment Strategies” section of each Fund’s prospectus, the Funds invest exclusively in the investments suggested by the Funds’ names.

While these Funds invest exclusively in the investments suggested by their names, the Funds have nonetheless determined to disclose the Name Policy in the SAI. We have revised the Names Policy disclosure in the SAI to clarify that it’s a policy that has been adopted pursuant to SEC regulations, as follows:

As required by current SEC regulation, under normal market conditions, Government Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government securities, including repurchase agreements secured by U.S. government securities and Treasury Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Treasury obligations, including repurchase agreements secured by U.S. Treasury obligations. The Funds will provide shareholders with at least 60 days advance notice before changing these policies.

We have also added the Names Policy disclosure to the prospectus in response to Item 9(b)(1) of Form N-1A.

3.	For Prime Obligations Fund, in the risk description for “Variable Rate Demand Note Risk,” consider disclosing any leverage risk associated with the Fund’s investment in variable rate demand notes (VRDNs).

The VRDNs in which Prime Obligations Fund invests do not include the type of VRDNs that may be subject to leverage risk (e.g., VRDNs issued as part of a tender option bond structure). Therefore, we have not included leverage risk as part of the VRDN risk disclosure for the Fund.

4.	In the “Principal Investment Strategies” section for Treasury Obligations Fund, it reads that the fund invests “exclusively in short-term U.S. Treasury obligations” and, in the description of income risk in the “Principal Risks” section, it reads “[b]ecause the fund invests primarily in U.S. Treasury obligations. .. . .” Please clarify whether the fund invests “primarily” or “exclusively” in U.S. Treasury obligations.

We have clarified that Treasury Obligations Fund invests exclusively in U.S. Treasury obligations, including repurchase agreements secured by U.S. Treasury obligations.

5.	Please respond to the following comments related to the section entitled “Purchase and Sale of Fund Shares” on page 11 of the prospectus.

a.	Item 6 of Form N-1A requires that a fund disclose its minimum initial or subsequent investment requirements and that the fund’s shares are redeemable. A fund must also identify the procedures for redeeming shares. Please revise this section of the prospectus to limit the disclosure to that responsive to the specific requirements of this item.

We have modified the disclosure as requested, specifically by moving the language referring to the circumstances that may result in the suspension of redemptions to the prospectus section responsive to Item 11 of Form N-1A.

b.	Please explain how the last paragraph in this section is different from the 5th bullet in the immediately preceding list.

The circumstance described in both the last paragraph and 5th bullet of this section are the same. We have removed the 5th bullet from this disclosure. As stated in response to the comment immediately above, we have moved this language to the prospectus section responsive to Item 11 of Form N-1A.

c.	Provide the legal basis for suspending redemptions under Rule 22(e) with respect to the 3rd bullet in the list of events (i.e., “for any period during which there is a non-routine closure of the Fedwire or applicable Federal Reserve Banks”).

Under Rule 1.25(c)(5)(ii)(A) of the Commodity Exchange Act (“Rule 1.25”), a money market mutual fund may provide for the postponement of redemptions due to a number of circumstances, including the circumstance described in the 3rd bullet referred to in this comment. We do not believe it is necessary to include reference to this circumstance allowed for under Rule 1.25 in the prospectus and have removed it from our disclosure in the Registration Statement.

6.	In reference to “More about the Funds – Investment Objectives,” Item 9(a) of Form N-1A requires that a fund state its investment objectives and, if applicable, that those objectives may be changed without shareholder approval. Please revise the disclosure to more specifically respond to the requirements of this item.

In the Registration Statement, under “More about the Funds – Investment Objectives,” we have restated the Funds’ investment objectives and disclosed that each Fund’s investment objective may be changed without shareholder approval.

7.	With respect to “More about the Funds – Investment Strategies,” please revise the funds’ investment strategy disclosures responsive to Item 4 of Form N-1A so that they are a summary of the investment strategy disclosures responsive to Item 9 of Form N-1A.

We have revised both the Item 4 and Item 9 disclosures for each Fund, so that the former is based on the information given in response to the latter.

8.	With respect to “Other Money Market Funds” and “Securities Lending” on page 12, if they are not principal, please state so; if they are principal, they should also be included in the response to Item 4 of Form N-1A.

We have clarified that both investment in other money market funds and participation in securities lending are non-principal investment strategies of the Funds.

9.	With respect to “More about the Funds – Investment Risks,” please revise the Funds’ risk disclosures responsive to Item 4 of Form N-1A so that they are a summary of the Item 9 risk disclosures.

We have revised both the Item 4 and Item 9 disclosures for each Fund, so that the former is based on the information given in response to the latter.

10.	Under “Shareholder Information – Purchasing and Redeeming Fund Shares,” state where shareholders may submit purchase or redemption requests.

We have added the following disclosure to the beginning of this section:

You may purchase or redeem shares of the funds on any business day by calling your financial institution.

11.	Under “Shareholder Information – Purchasing and Redeeming Fund Shares – Redemptions In-Kind,” disclose that securities received in-kind will remain exposed to market risk and, when sold, an investor may realize taxable gains when converting the securities to cash.

We have added the following disclosure to this section:

In addition, if you receive redemption proceeds in-kind, you will be subject to market gains or losses upon disposition of those securities.

12.	Under “Financial Highlights,” please include financial highlights for the Funds’ Class A shares until highlights for Class X shares become available.

We have included the financial highlights for the Funds’ Class A shares in the prospectus.

SAI Comments

1.	With respect to fundamental investment restriction number 1, clarify that this restriction does not apply to Treasury Obligations Fund and Government Obligations Fund. Acknowledging that this investment restriction cannot be changed without shareholder approval, add clarifying language to the paragraph immediately following the list of fundamental investment restrictions.

We have added the following language to the paragraph in the SAI immediately following the list of fundamental investment restrictions:

Because Government Obligations Fund and Treasury Obligations Fund invest solely in, respectively, U.S. government securities and U.S. Treasury obligations, and repurchase agreements secured by such securities, these funds will not invest in any industry.

2.	With respect to fundamental investment restriction number 1 on page 2, consider whether Prime Obligation Fund’s prospectus disclosures related to Items 4 & 9 of Form N-1A should address concentration in banks and the corresponding principal risks.

We have added the following disclosure under “Principal Investment Strategies” for Prime Obligations Fund in both the “Fund Summaries” and “More about the Funds” sections of the prospectus:

The fund may invest more than 25% of its total assets in obligations of U.S. banks.

We have added the following disclosure under “Principal Risks” for Prime Obligations Fund in the “Fund Summaries” section of the prospectus:

Banking Industry Risk – An adverse development in the banking industry (domestic or foreign) may affect the value of the fund’s investments more than if the fund were not invested to such a degree in the banking industry. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal, regulatory and monetary policy and general economic cycles.

We have added the following disclosure under “Description of Principal Investment Risks” in the “More about the Funds” section of the prospectus:

Banking Industry Risk. An adverse development in the banking industry (domestic or foreign) may affect the value of the fund’s investments more than if the fund were not invested to such a degree in the banking industry. Banks may be particularly susceptible to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal, regulatory and monetary policy and general economic cycles. For example, deteriorating economic and business conditions can disproportionately impact companies in the banking industry due to increased defaults on payments by borrowers. Moreover, political and regulatory changes can affect the operations and financial results of companies in the banking industry, potentially imposing additional costs and expenses or restricting the types of business activities of these companies.

3.	With respect to the funds’ industry concentration policy and their investment in other money market funds, disclose in the SAI that the funds take into account the concentration of such other money market funds in determining the Funds’ own industry concentration.

We have added the following language to the paragraph in the SAI immediately following the list of fundamental investment restrictions:

For purposes of each Fund’s concentration limitation discussed above, with respect to any investment in another money market fund, the Fund looks through to the holdings of such underlying money market fund.

4.	Under “Investment Restrictions – Additional Restrictions,” in the paragraph referring to the Investment Company Act’s Rule 35d-1 fund names policy for both Government Obligations Fund and U.S. Treasury Obligations Fund, clarify that “assets” refers to “net assets plus any borrowings for investment purposes.” Also, disclose that the funds take into account the concentration of other money market funds in which the funds invest for purposes of determining compliance with Rule 35d-1.

We have added the following underlined language to the paragraph in the SAI disclosing the Funds’ policies related to Rule 35d-1 of the Investment Company Act of 1940:

As required by current SEC regulations, under normal market conditions, Government Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government securities, including repurchase agreements secured by U.S. government securities and Treasury Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Treasury obligations, including repurchase agreements secured by U.S. Treasury obligations. The Funds will provide shareholders with at least 60 days advance notice before changing these policies. For purposes of each Fund’s policy, with respect to any investment in another money market fund, the Fund looks through to the holdings of such underlying money market fund.

5.	Pursuant to Item 16(d) of Form N-1A, disclose, if applicable, the types of investments that a fund may make while assuming a temporary defensive position.

When temporary defensive measures are to be taken, the Funds do not intend to invest in any other investments beyond those in which the Funds are already authorized to invest in as a principal investment strategy. We have added a new section entitled “Temporary Defensive Position” to the SAI with the following disclosure therein:

For liquidity and to respond to unusual market conditions, each Fund may hold all or a significant portion of their total assets in cash for temporary defensive purposes. This may result in a lower yield and prevent the Funds from meeting their investment objectives.

6.	Please update the information in the last paragraph under “Director Ownership of Securities of the Funds or Adviser” to the most recent calendar year end.

We have updated the information as of the calendar year ended December 31, 2015.

7.	Under the section entitled “Investment Advisor,” if there were no contractual waivers during the referenced periods, please remove the reference to “contractual waivers” in the lead-in to the table disclosing fees paid to the advisor.

There were contractual waivers in place during the periods presented for certain share classes of the Funds.

8.	Under “Net Asset Value and Public Offering Price,” it reads, “To the extent that the securities of a Fund are traded on days that the Fund is not open for business, the Fund’s net asset value per share may be affected on days when investors may not purchase or redeem shares.” Please clarify what this is referring to. If this is referring to securities primarily listed on foreign exchanges, please include disclosure in the funds’ prospectus responsive to Item 11(a)(3) of Form N-1A.

This sentence does not apply to these Funds and has been removed from the SAI.

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filings, FAF hereby acknowledges that:

1.	FAF is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	FAF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary

First American Funds, Inc.